FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	X	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Presentation on Quarterly Results January- September 2007	30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 12th, 2007	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer

Quarterly Results
January – September 2007

TELEFONICA S.A.
November 12th, 2007


Spirit of
PROGRESS

This presentation is being broadcast live on the Internet

Telefonica

Disclaimer

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is un-audited and, therefore, is subject to potential future modifications.

9M07 financial highlights: Strong organic growth...

€ in millions (% change y-o-y)	9M07 2007	9M06 2006	% Change 9M07/9M06	% Change 9M07/9M06 organic [1]
Revenues	42,014	38,704	+8.6%	+7.6%
Operating Income before D&A (OIBDA)	18,248	14,654	+24.5%	+6.8%
Operating Income (OI)	11,263	7,460	+51.0%	+19.2%
Net Income	7,848	5,198	+51.0%	
OpCF (OIBDA-CapEx)	13,221	9,587	+37.9%	+12.1%

- Negative contribution of forex across the P&L limited to around 1 p.p. to nominal growth rates of major metrics

Note: TPI has been discontinued in 2006 following Telefónica's acceptance of Yell's offer in July 4th, 2006. Figures are presented considering the Purchase Price Allocation of O2 as of February 2006.

(1) Assuming constant exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Iberbanda in January-September 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-September 2007, the consolidation of Airwave in April-September 2006 and the consolidation of Endemol in July-September 2006. OIBDA and OI exclude Airwave and Endemol capital gains.

...turning into a solid growth in EPS...


€ in millions
(% change y-o-y)
+24.5%
+51.0%
+51.0%
€616 m (O2's PPA)
€117 m (T.O2 CR's PPA)
18,248
-6,985
(-2.9%)
11,263
107
(+75.6%)
-2,095
(+8.6%)
-1,271
(-25.9%)
-156
(c.s.)
7,848
9M07 OIBDA
D&A
9M07 OI
Associates
Financial results
Taxes
Minorities & Discontinued Operations
9M07 Net Income


EPS growth
(in €)
+50.4%
1.093
1.644
9M06
9M07

…as we leveraged our customer growth and diversification…


Accesses
(in millions)
+11.6%
195.9
218.6
Sep-06
Sep-07


Accesses by regions
(Sep-07/Sep-06)
+5.3%
+7.8%
+14.9%
T. España
T. O2 Europe
T. Latam


Accesses by business
(Sep-07/Sep-06)
+15.7%
+32.1%
+59.0%
Mobile
Broadband
PayTV


9M07 Revenue breakdown
Others & eliminations
2%
T. España
37%
T. O2 Europe
26%
T. Latam
35%


9M07 Revenue growth by regions
(Organic1 y-o-y growth)
+4.9%
+4.9%
+12.6%
T. España
T. O2 Europe
T. Latam


9M07 Revenue growth by business
(Organic1 y-o-y growth)
+11.2%
+23.0%
Mobile service revenues
Fixed broadband revenues

(1) Assuming constant exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Iberbanda in January-September 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-September 2007, the consolidation of Airwave in April-September 2006 and the consolidation of Endemol in July-September 2006.

...with the benefit of our scale fostering profitability...


OpEx[1] Organic Growth
+12.2%
+9.0%
+7.4% [2]
2005
2006
9M07


Organic[2] OIBDA Margin Evolution
-0.3 p.p.
37.5%
35.8%
37.2%
9M06
H107
9M07


9M07 Organic OIBDA Margin
47.8%
36.1%
26.7%
37.2%
T. España
T. Latam
T.O2 Europe
Group

(1) Supplies, Personnel Expenses (ex-restructuring costs), External Services, Bad Debt Expenses and Taxes
(2) Assuming constant exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Iberbanda in January-September 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-September 2007, the consolidation of Airwave in April-September 2006 and the consolidation of Endemol in July-September 2006. OIBDA and OI exclude Airwave and Endemol capital gains.

Telefónica España: delivering sound results

Revenues
(€ in millions)


+5.0%
14,720
15,462
9M06
9M07

OIBDA and Underlying OIBDA [1]
(€ in millions)


+6.3%
+7.6%
6,863
7,384
9M06
9M07
Underlying OIBDA growth (1)

- **Over 45 million accesses,** posting a **(+5.3%) y-o-y growth**
- **Wireline: Broadband growth and minimizing losses of** fixed telephony **access** lead to **increase revenues and secure clients**
- **Wireless:** Successful **Summer campaigns** and **new voice & data tariff schemes** to maintain **low churn, boost data usage** and achieve **healthy customer growth**

(1) Excludes specific effects such as Redundancy Program, EU Fine, Real Estate Program and Subsidies

Wireline Business: TEF leads Broadband and Pay-TV growth …

Fixed Telephony Accesses
(in thousands)


-0.7%
15,978
15,865
Sep-06
Sep-07
TOTAL ACCESSES

- Maintaining interanual loss rate at record low levels

Retail Internet BB Accesses
(in thousands)


+27.3%
3,411
4,344
Sep-06
Sep-07
TOTAL ACCESSES

- Maintaining market share slightly over 56%

Pay TV subscribers
(in thousands)


+54.1%
304
469
Sep-06
Sep-07
TOTAL ACCESSES

- Increasing market share to reach 12%

… while enhancing BB offering to tap all market segments


dúo
ADSL
+
LLAMADAS
29,90
GRATIS
ALTA Y PRIMER MES

ENTRY PRICE REDUCED

Cap on downloads


duo
AUTÉNTICO
ADSL
+
LLAMADAS
39.90€/month

NEW 3Mb REFERENCE OFFER

1Mbps clients migrated to 3Mbps


Dúo ADSL 10 Mb
+ Llamadas
Alta y 1 mes GRATIS
44.90€/month
HOLLYWOOD

NEW IMPROVED DUO OFFER

Note: All market data based on Telefónica España's estimates

Wireline Business: superior top line growth

Revenue evolution
(% change 9M07/9M06)


Revenues
€9,219 m
(9M 07)
+16.8%
+8.8%
+3.7%
-1.2%
Traditional Access & Voice
Internet & Broadband
Data & IT
TOTAL WIRELINE BUSINESS

MAJOR Q3 DRIVERS

- **Expanding BB** customer base
  - ✓ 49% of Spanish households with fixed line have a BB connection (39% in Sep-06)
- **Promoting 2P/3P** (ARPU uplift & loyalty)
  - ✓ 80% of retail BB accesses with 2P/3P
  - ✓ Maintaining **flattish Retail BB ARPU**
  - ✓ **VAS ARPU growing 10.9%** to account for 18% of Retail BB ARPU
- **Maintaining unmatched traditional access** business trends

Wireline Business: strong focus on operational efficiency leading to margin improvement


OIBDA Growth Q3 07/Q3 06
OIBDA
€1,442 m
(Q3 07)
-0.4%
Reported
+1.5 p.p.
Higher E.R.E. provision in Q3 07
+4.5 p.p.
Subsidies, Real Estate program and others
+5.6%
Underlying Growth
2.2 p.p. ahead of revenue growth (+3.4%)


OIBDA Growth 9M07/9M06
+7.9%
OIBDA
€4,068 m
(9M 07)
Reported
-7.4 p.p.
Lower E.R.E. provision in 9M07
+3.7 p.p.
EU Fine provision (€151.9 m)
+1.4 p.p.
Subsidies, Real Estate program and others
+5.6%
Underlying Growth
1.9 p.p. ahead of revenue growth (+3.7%)

Wireless Business: significant growth in Q3 07 focused on value


CONTRACT
Gross Adds
(in thousands)
+13.1%
539
610
Q3 06
Q3 07
Churn
(%)
1.0
1.0
Q3 06
Q3 07
Number Portability
(in thousands)
72
59
Q3 06
Q3 07
Net adds
(in thousands)
+2.0%
335
342
Q3 06
Q3 07


Net adds
(in thousands)
+9.7%
378
365
289
317
Q2 06
Q3 06
Q2 07
Q3 07


Customer growth
(y-o-y)
>22.4M
+6.7%
-1.4%
+13.1%
Total
Pre-pay
Contract
59% contract mix
(56% in Sep-06)

Wireless Business: sustained ARPU on strong voice & data usage

Q3 07/Q3 06 (y-o-y growth rates)


ARPU Growth
MoU Growth
OUTGOING
+9.3%
-0.8%
+6.3%
+0.2%
VOICE
DATA
TOTAL
INCOMING VOICE
-1.4%
-14.5%
TOTAL ARPU ¹
-2.1%
Cumulative 13.9% MTR cut in Oct-06 & April-07

USAGE GROWTH DRIVERS

Outgoing data ARPU growth


14.7%
13.6%
6.3%
1.2%
Data ARPU over Total ARPU
Q3 06
Q3 07

- Data traffic: **x9** (Q3 07 vs. Q3 06); **x2.4** (Q3 07 vs. Q2 07)

3G over Customer Base ex-M2M


3.8%
9.6%
13.0%
Sep-06
Jun-07
Sep-07

- ~**2.9M** 3G devices at Sep-07

Growth
(Sep-07 vs. Sep-06)


2x
6.7%
Customer Base
Roamers

(1) Excludes roaming-in

Wireless Business: strong top line growth while improving efficiency

	9M07 (€ in millions)	Q3 07/Q3 06	Comparable growth[1]	9M07/9M06	Comparable growth[1]
Revenues	7,287	+3.6%	+3.3%	+6.1%	+5.9%
Handset Revenues	888	+6.7%		+13.5%	
Service Revenues	6,398	+3.3%	+2.9%	+5.2%	+4.9%
Service Revenue Drivers					
Customer revenues		+7.2%	+5.6%	+8.8%	+7.2%
Interconnection revenues		-11.8%	-7.4%	-7.8%	-3.1%
Roaming-in revenues		-11.7%		-13.8%	

Comparable growth [1]

OIBDA
(€ in millions)


y-o-y growth
OIBDA margin
+6.9%
3,125
3,340
45.5%
45.8%
9M06
9M07

(1) Pre-pay sales and top-up commissions are accounted for as costs since Q1 07 (netted from revenues in 2006).
Revenues/costs of portability transit routing are now registered for their net amounts

Telefónica Latinoamérica: robust access growth fully flowing to top line and OIBDA growth


Sep-07 Accesses
(in millions)
y-o-y growth
126.5
94.7
4.7
0.9
+14.9%
+20.2%
+34.4%
+53.2%
Total
Mobile
BB
PayTV


Local Currency
€ terms
Revenues
(€ in millions)
+10.8%
13,242
14,676
+14.5%
9M06
9M07
OIBDA
(€ in millions)
+10.4%
4,811
5,309
+13.8%[1]
9M06
9M07

- Strong increase in mobile penetration (+11 p.p. vs. Sep-06)
- Strong growth of Mobile, BB and Pay TV accesses
- Revenue growth acceleration led by solid mobile and broadband performance
- Mobile revenues backed by robust ARPU growth (+8.4% 9M07 vs. 9M06) with strong mobile customer base expansion (+20.2%)
- Sound OpCF[2] generation: >€3.4bn in 9M07 (+10.7% in constant terms vs. 9M06), with positive OpCF[1] in all countries with the exception of Mexico

(1) 14.6% under guidance criteria
(2) OIBDA-CapEx

Healthy growth in revenues and OIBDA in all major markets

Excluding PIS/COFINS impact

	Revenues		OIBDA	
	9M07 (€ in millions)	% change[1]	9M07 (€ in millions)	% change[1]
Integrated				
Brazil [2]	5,637	+3.5%	2,226	-5.4% (-0.4%)
Argentina	1,678	+16.6%	605	+16.6%
Chile	1,319	+12.3%	514	+10.3%
Peru	1,126	+11.2%	415	-1.9%
Colombia[3]	1,138	+31.1%	328	+59.8%
Mobile				
Venezuela	1,716	+27.9%	756	+41.0%
Mexico	1,011	+59.4%	113	c.s.
Central America[4]	439	+18.6%	171	+47.2%
Ecuador	211	+3.6%	52	+3.2%
Uruguay	72	+44.8%	17	+83.3%

(1) Excluding forex effect
(2) Includes 50% of VIVO
(3) 2006 figures for Telefónica Telecom include five months (May-Sep)
(4) Guatemala, El Salvador, Panama and Nicaragua

Accelerating fixed transformation by fostering bundles, broadband and Pay TV

Retail Internet BB connections[1]
(in thousands)


+34.4%
4,704
3,500
+8.3%
298
323
Q3 06
Q3 07
NET ADDITIONS
Sep-06
Sep-07
TOTAL ACCESSES

Pay TV clients
(in thousands)


+53.2%
880
574
+36.5%
59
80
Q3 06
Q3 07
NET ADDITIONS
Sep-06
Sep-07
TOTAL ACCESSES

Over 37% on DTH

- 197,300 clients in Chile
- 77,600 clients in Peru
- 46,200 clients in Colombia
- Recent launch in Brazil

Breakdown of retail BB connections
(in thousands)


Sep-07 Retail BB connections
Sep-07/Sep-06 Retail BB connections growth
1,937
720
607
556
168
+30.4%
+50.6%
+33.1%
+27.6%
x4.0
Telesp
TASA
T.Chile
T.Peru²
T.Telecom

Bundles weight


Local bundles+2P&3P/Fixed Accesses
2P&3P/DSL Accesses
19.3%
17.2%
37.1%
28.5%
Sep-06
Sep-07

(1) Including Terra Latam.
(2) Including cable modem.

Brazil wireless: strong commercial activity along with robust top line and enhanced profitability

9M07/9M06 change


77% of Q3 Gross adds in GSM
31.3M (22% GSM)
+25%
-0.6 p.p.
+204%
+9%
Gross Adds
Churn
Net Adds¹
Customers

- **Leadership in quality perception**
- **Strongest distribution channel**

ARPU
(local currency)


Adjusting for B&K effect
+11.3%
29.2
32.6
31.1
+8.9%
28.6
Q3 06
Q3 07

9M07/9M06 growth
(in local currency)


+18.9%
+8.1%
+17.8%
+24.2%
+23.2%
Service Revenues
Outgoing Service Revenues
OIBDA
Excluding B&K effect

OIBDA margin
(%)


+3.7 p.p.
26.2%
22.5%
24.2%
9M06
9M07
Excluding B&K effect

(1) ex adjustment of 1.8M inactive pre-pay lines at the end of H1 06

Mexico wireless: strong and sustained performance in a highly competitive market

Gross adds
(in thousands)


+49%
3,335
4,972
9M06
9M07

Net adds
(in thousands)


x2.3
1,075
2,519
9M06
9M07

Blended churn
(%)


-0.6 p.p.
3.1
2.9
2.8
2.5
Q3 06
Q1 07
Q2 07
Q3 07

Customer growth
(y-o-y)


11.1M
+49%
+27%
+50%
Total
Contract
Pre-pay

9M07/9M06 growth
(in local currency)


+70%
+89%
+48%
Service revenues
Outgoing service revenues
Incoming service revenues

Strong ARPU & MoU growth despite new commercial offer already launched in Q3 06:

- Q3 07 ARPU: +14.4% y-o-y
- Q3 07 MoU: +65.6% y-o-y

OIBDA
(€ in millions)


+113
11.2% Margin
-33
9M06
9M07

Key highlights for other Latam mobile operations

(y-o-y growth)

	Sep-07 customer base (million)	9M07/9M06 service revenue growth[1]	9M07/9M06 outgoing service revenue growth[1]	9M07 OIBDA margin	
ARGENTINA	13.1 (+29%)	+22%	+24%	28.9% (+5.0 p.p.)	***Strong customer growth fully flows into service revenue*** backed by robust outgoing service revenue. Further ***advances*** in ***efficiency drive margin improvement***
VENEZUELA	9.8 (+23%)	+30%	+34%	44.0% (+4.1 p.p.)	
CENTRAL AMERICA	4.9 (+37%)	+19%	+30%	39.1% (+7.6p.p.)	
URUGUAY	1.0 (+60%)	+52%	+65%	23.9% (+5.0 p.p.)	
COLOMBIA	7.6 (-2%)	+13%	+14%	16.9% (+2.4 p.p.)	***Reshaping distribution network*** limits customer expansion, while ARPU improvement accelerates revenue growth
PERU	7.2 (+60%)	+52%	+81%	24.7% (-4.1 p.p.)	Sustained customer growth with ***robust revenue and OIBDA growth***
CHILE	6.1 (+8%)	+20%	+19%	36.3% (+4.1 p.p.)	***Service revenue*** growth ***outpaces customer growth*** leveraging ***strong ARPU expansion with enhanced profitability***
ECUADOR	2.7 (+11%)	-4%	-1%	24.4% (-0.1 p.p.)	***New commercial offer paying off,*** as usage is up driving Q3 07 revenue up (+15% vs. Q3 06 in l.c.)

(1) Excluding forex impact

Telefónica O2 Europe: maintaining momentum and positioned to exploit opportunities as an integrated operator


Revenues[1]
(€ in millions)
+14.2%
9,434
10,776
9M06
9M07
OIBDA[1]
(€ in millions)
+2.0%
2,798
2,855
9M06
9M07
OIBDA Margin[1]
(%)
-3.2 p.p.
29.7%
26.5%
9M06
9M07

- UK: managing growth / margin balance
- Germany: segmented approach to capture growth in mobile and fixed BB market
- Czech Republic: maintaining top line growth

(1) 9M07 corresponds to the January-September period and excludes Airwave capital gain. 9M06 corresponds to the February-September period

O2 UK: managing growth / margin balance

Mobile customer growth
(y-o-y)


17.9M
6.5M
+7.4%
+3.2%
36,5% of base
(+1.4 p.p.)
Total
Contract

ARPU
(in £)


+5.2%
24.3
23.1
Q3 06
Q3 07

Revenues
(Organic[1], £ in millions)


+10.2%
3,393
3,738
9M06
9M07

- MoU[2]: +10.3% y-o-y to 193 minutes
- Data ARPU[2]:+4.2% y-o-y to 7.5 £ (non-SMS data +20.6%)

Contract churn
(%)


1.9
-0.2 p.p
1.7
Q3 06
Q3 07

OIBDA margin
(Organic[1])


25.2%
26.0%
24.0%
24.8%
25.7%
Q1 07
H1 07
9M07

% Ex €14.8 m restructuring charge

New business opportunities:
- iPhone
- O2 Broadband

(1) On a comparable basis (January-September for both 9M06 and 9M07)
(2) Quarterly Monthly Average

O2 Germany: segmented approach to capture growth in mobile and fixed BB market

Mobile customer growth
(y-o-y)


12.2 M
+14.5%
+15.6%
+13.3%
49.2% of base
Total
Pre-pay
Contract

Mobile Net additions
(in thousands)


2007
2006
330
159
236
374
293
610
Q1
Q2
Q3

ULL lines
(in thousands)


473
6x
75
Q3 06
Q3 07

Revenues
(Organic[1], € in millions)


2,680
-2.5%
2,612
9M06
9M07

Revenue growth
(y-o-y)


Q1 07
Q2 07
Q3 07
-3.0%
-2.9%
-1.8%

OIBDA margin


%
Ex €96.5 m restructuring charge
19.1%
20.9%
15.2%
21.1%
17.5%
Q1 07
H1 07
9M07

Note: O2 Germany consolidates Telefónica Deutschland
(1) On a comparable basis (January-September for both 9M06 and 9M07)
(2) Quarterly Monthly Average

T.O2 Czech Republic: Healthy growth based on solid fundamentals performance

Fixed Telephony Access
(Quarterly net adds, in thousands)


Q1 07
Q2 07
Q3 07
-114
-81
-72

- **Fixed line losses contention trend**
- **Focus on bundling and value proposition to defend access base**

Retail Internet BB connections and Pay TV clients
(in thousands, y-o-y)


364
3
+32.9%
484
53
Sep-06
Sep-07
Retail BB connections
Pay TV clients

- **Fostering growth on BB & TV adoption**
- **Improved BB portfolio via speed upgrades and bundles (O2 Duo and O2 Trio)**
- **Content proposition enhancement**

Mobile Contract customers
(in million, y-o-y)


+21.3%
1.8
2.2
Sep-06
Sep-07

- **Contract customers up 21.3% y-o-y**
- **Improving customer mix** (43.5% of base on contract vs. 37.4% in Sep-06)
- **Q3 07 Data ARPU up 4.6% y-o-y driven by CDMA and UMTS** (Full availability of data connection in all O2 networks)

Operating revenues
(CZK in billions)


+3.3%
45.3
46.8
9M06
9M07

OIBDA margin


-2 p.p. due to Slovakia
48.9%
-3.1 p.p.
45.8%
9M06
9M07

9M07 synergies very close to annual guidance

OpCF 9M07 from synergies
(€ in millions)


89%
182
736
169
25
1,112
2007
GUIDANCE
~1,250
T.España
T.Latam
T.O2 Europe
Others (2)
Total
% Coverage 9M07/2007 Guidance

9M07 main initiatives for synergies generation

LOCAL — ~20%

- COMMERCIAL F-M INTEGRATION (P&S + Channels)
- T.O.S.(3) INTEGRATION (F-M + Combination of 3 areas)

REGIONAL — ~40%

- COMMERCIAL APPROACH
- INTEGRATION OF T.O.S.

GLOBAL — ~40%

- KNOWLEDGE SHARING (Commercial Wings, Knowledge Network)
- SHARED SERVICES (Procurement, Administrative Support..)
- CROSS REGIONAL UNITS (Roaming Wholesale, MNCs, International Traffic, Desktop Global Services)
- CENTRES OF COMPETENCE (IPTV, Internet PC, Mobile Data)

(1) OIBDA-CapEx
(2) Group initiatives yet to be allocated to business lines (Knowledge Network, Distrito C, Corporate University)
(3) Technology, Operations & Systems

Stable financial profile

Stable cost of debt

	9M07
Net Interest Expenses	(2,095)
Total Average Debt	51,939
Effective Interest rate	5.39%

Currency mix


EUR
58%
USD
4%
LATAM
16%
GBP
16%
CZK
6%

- **Slight decrease in the cost of debt vs. H1 07 (-6 b.p.)**
- **Broadly stable liabilities currency mix, with some increase in Czech koruna debt**
- **Stable debt maturity profile**
  - ✓ Cash comfortable exceeding debt maturing in 2007; €2.7 bn maturing in 2008
  - ✓ Average financial debt life kept at 6.8 years
  - ✓ Ongoing access to Commercial Paper markets

De-leverage target achieved

9M07 Net Financial Debt Evolution
(€ in millions)


2.7x OIBDA¹
52,145
-5,959
+587
+3,222
-4,875
-1,117
2.11x OIBDA¹
44,004
2.25x OIBDA¹
47,026
Net Fin. Debt Dec-06
FCF Post-Minorities
Commitments cancellation
Share buy-back and TSA dividends
Net Financial Investments
Change in consolidation, FX and others
Net Fin. Debt Sep-07
Net Fin. Debt & Commitments Sep-07

- **Net Debt & commitments at 2.25x OIBDA pro-forma:**
  - ✓ Below the 2.5x limit set in 2006 Investor Conference, for the medium term
  - ✓ In the middle of the 2.0x-2.5x target range set in 2007 Investor Conference
  - ✓ However, leverage to rise in the last quarter of the year
- **Buy-back program completed**

(1) Calculated based on September 2007 OIBDA, excluding results on the sale of fixed assets and proportionally annualized.

Conclusions

1. **Strong commercial activity** *backed on mobile and broadband*
   - Accesses: 218.6 millions (+11.6% y-o-y)
   - Pushing 2P/3P offers (4.8 millions as of September 07)

2. Solid **growth** across the board, from top to bottom
   - Non-stop growth for 14th consecutive quarters in revenues, OIBDA, OI and net income
   - +7.6% organic[1] revenue growth rate
   - +50.4% increase in EPS

3. Keeping **efficiency improvements**, extracting value from **integration**
   - 37.2% organic[1] OIBDA margin with 7.4% organic[1] growth in operating expenses

4. On track to achieve **FY 2007 guidance**

(1) Assuming constant exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Iberbanda in January-September 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-September 2007, the consolidation of Airwave in April-September 2006 and the consolidation of Endemol in July-September 2006. OIBDA and OI exclude Airwave and Endemol capital gains.

Telefonica